
04034788



THOMAS NELSON PUBLISHERS

Since 1798

ANNUAL REPORT 2004


P.E. 3-31-04
ARS

According to the seed sown will be the harvest. ELLEN G. WHITE



Contents

Financial Highlights

(Dollars in thousands, except per share amounts)

	2004	2003	Percentage Change
Net Revenues	$222,619	$217,217	2+
Operating Income	27,140	18,926	43+
Net Income	16,165	10,184	59+
Net Income Per Share (Diluted)	1.08	0.70	54+
Book Value Per Share	7.12	6.11	17+
Long-Term Debt to Total Capitalization	5%	23%	78-

Company Profile

THOMAS NELSON INC.

publishes Bibles and books and hosts inspirational conferences, all designed to appeal to the Christian and family-oriented lifestyle segments of the population. The Company's business strategy is to achieve superior results by publishing high-quality products for the Christian and general retail markets. Thomas Nelson's Common Stock and Class B Common Stock are listed on the New York Stock Exchange under the symbols TNM and TNMB, respectively. More information is located on the World Wide Web at www.thomasnelson.com.

EVERY DAY YOU MAY MAKE PROGRESS.

EVERY STEP MAY BE FRUITFUL. YET THERE WILL STRETCH OUT BEFORE YOU AN EVER-LENGTHENING, EVER-ASCENDING, EVER-IMPROVING PATH. YOU KNOW YOU WILL NEVER GET TO THE END OF THE JOURNEY. BUT THIS, SO FAR FROM DISCOURAGING, ONLY ADDS TO THE JOY OF THE CLIMB.

—Sir Winston Churchill



FROM THE CHAIRMAN AND CEO:

Dear Fellow Shareholders

In many respects, fiscal year 2004 was one of the best years we've ever had. A lot of the performance indicators that we like to see "up"—sales, earnings, earnings per share, cash position, and, not the least important, stock price—were up; and many of the indicators we prefer to see "down"—such as debt, receivables, and inventories—were down, each in comparison with our results in the prior year.

There are several aspects of this performance that are noteworthy: first, it was achieved despite sub-optimal economic and industry conditions; second, it was the result of a lot of hard work by a very talented and dedicated team of employees; and, finally, in my opinion, we still have ample room for growth.

It is very gratifying to see that many of the steps and strategies initiated over the past two or three years are proving valid. The fiscal year 2004's final quarter was the ninth consecutive quarter of profit-margin expansion, and our focus will remain on achieving profitable growth.

As I think our financial results demonstrate, Thomas Nelson is a stronger company now than it has ever been. I certainly wish there were something we could do to accelerate the recovery that the publishing industry seems, finally, to be experiencing. But I don't think we need such an acceleration to generate acceptable financial results in our new fiscal year. In my opinion, the key ingredients are already in place. We have a great line up of products, and we are continuing to budget for adversity even though we're structured for success.

Part of our strength comes from the breadth of our product line. This allows us to reach a wide audience and to serve all of the important product distribution channels. Moreover, we are attempting to do more than offer great products to the marketplace. We are creating families of products that we believe will become increasingly valuable over time.

A look at some of our top-performing titles in fiscal 2004's final quarter shows how this is working for us. Each of our top four products came from a different division within the company. *Wild At Heart*, which was introduced three years ago, remains a blockbuster hit. That book, by John Eldredge, comes from our Nelson Books division. Historically, Eldredge is one of our top-selling authors, virtually a brand unto himself, and we recently entered into a new five-book deal with him.

The products that we call Biblezines™—full-text treatments of the New Testament, but in a magazine format—also continue to show great appeal. The edition entitled *Revolve*, which is designed to appeal to teen girls, was our second-best performer. It is from Nelson Bibles. We have follow-up works aimed at teen boys and another for adult women. This approach—a popular format of scriptural material—received an unprecedented amount of press attention when we launched it. Even more gratifying, however, has been the continued acceptance by the marketplace.

Hermie and Friends,™ a series of kids' products, chiefly videos, by Max Lucado, saw the launch of its second entry, *Flo: The Lyin' Fly*, late in the year, and it became another top seller. The third release in the series is planned for later in the current fiscal year. These bear the Tommy Nelson imprint—our kids' division.

Another top seller was the novel *Black*, by Ted Dekker. This is the first volume of a trilogy—the other two books are named *Red* and *White*—and if the early results of this first release are any indication of their market appeal, you can see why we're so excited about them. We saw the growth in demand for fiction written from a Chistian worldview and created a new imprint, WestBow Press, that will focus on this market.

Each of these successes comes from a different area of our company, some quite traditional and some truly innovative, but all are of the highest quality, and each is part of a family of products that we hope will gain in value over time.

Finally, of course, Max Lucado is consistently our top selling brand, with products that appear in most of our publishing divisions, from W and Tommy to Countryman, Bibles, Reference & Electronic, and Caribe-Betania. Year in and year out, he's one of the nation's best authors, and we consider ourselves very fortunate to have him as part of our family.

These thumbnail case histories demonstrate the breadth and depth of our product lines; our financial results show how our dedication to producing the best products in furtherance of our mission, and following sound and prudent business practices along the way, can lead to success.

We are also taking steps to see that our success carries forward. Over the past two years we have promoted a new generation of managers into key leadership positions at Thomas Nelson. Mike Hyatt is our new president, Phil Stoner has become Bible Group publisher, and Wayne Kinde now heads our Reference, Electronic and Curriculum group. Other important promotions include: Jerry Park at our Christian Publishing Group, David Dunham at our General Trade Publishing Group, Pete Nikolai at our Specialty Group, Troy Johnson at J. Countryman, Pamela Clements at Rutledge Hill Press, and Jonathan Merkh at Nelson Books and Business.

I am more confident than ever that we have the products, the structure, the resources and the team to take our company to even greater achievement, with the help of God and His blessings.

Sincerely,

Sam Moore

Sam Moore

Dear Fellow Shareholders

These are exciting times for Thomas Nelson, and I am pleased to report that your management team shares my enthusiasm. As good as our performance was in the last fiscal year, I believe that our best days as a company are still in front of us.

We are focusing our energies on achieving growth, and I am convinced that we can achieve substantial increases in sales without jeopardizing our margins or financial underpinnings.

As I take up my new responsibilities with the company, I find that we are in a very enviable position. Thomas Nelson is the largest Christian and inspirational publisher in the world. We are the ninth largest publisher of any kind in the world. We had seven books on the *New York Times* best-seller list during fiscal year 2004, which is more than we've ever had, and significantly more than any of our direct competitors.

Given our current position, it would be reasonable to wonder how we can score material gains going forward. I don't mean to make it sound easy, because it won't be, but our strategy for growth is not especially complicated.

I'd like to cite several of the opportunities that I see. A year ago, fiction accounted for a minute percentage of our total sales. We noted the strong acceptance of the marketplace for great fiction written by Christians, and we concluded that the best way to serve that market was to establish a dedicated team. We took the fiction components out of our major imprints, W and Nelson Books, and used them as the nucleus of our new WestBow Press imprint. Our initial results have been very gratifying.

We have taken similar steps with respect to business and management titles, which our analyses show to be another especially promising area for us.

I also think that there's room for us to broaden the distribution of our products. Historically, the small religious bookstores, often mom-and-pop operations, have been our main customers. The Christian Bookseller's Association market channel, which now includes a number of chains, such as Family Christian Stores and LifeWay, is still our major market. We are consistently ranked as a top supplier.

But we can't ignore the changes in consumer traffic patterns. Christian and inspirational books, as a category, for example, is one of the fastest growing areas within the Barnes & Noble ("B&N") chain, a leader among secular booksellers in the American Booksellers' Association ("ABA"), and B&N has become a very important customer for us.

Mass merchandisers and other non-traditional book outlets are also becoming increasingly important for Thomas Nelson. The key to success in these markets is product selection and mix. We publish a line of state-specific gardening books that's performing extremely well in garden-supply stores. We have had success with cookbooks in the ABA and mass markets, and we've developed a line of gift books for sale by Hallmark, the greeting card giant, in their stores.

In publishing, more than in most businesses, you learn that successful products are as likely—in our case, even more likely—to come from sources outside your company than within. None of our best-selling authors is an employee of ours, for example. We enjoy excellent relationships with many of the industry's most popular creators—and we believe we are the publisher of choice when an author is looking to create works for our market. But we are accustomed to looking outside of our own little world for good ideas.

Some of our competitors may not have been as prepared as we were to withstand the tough current market conditions. I expect we will be able to take advantage of that. During the year, we acquired World Publishing, a company with an excellent product line. We have plans to introduce some of its products into market channels that the previous owners did not pursue.

It is clear to me that even though we've come a long way over the past few years, and have seen great improvement in our business structure, financial underpinnings, and reported results, there is a lot of room for us to expand, and continue to serve our markets, our employees, our mission, and our shareholders.

Sincerely,



Michael S. Hyatt



Nelson Books & Nelson Business

Fiscal 2004 was a banner year for Nelson Books—not only did the division have one of its strongest years ever financially, but it also experienced great success on the best-seller lists.

Nelson Books had four books hit the *New York Times* best-seller lists throughout the course of the year. ABC's Good Morning America made *The Traveler's Gift* by Andy Andrews the "Read This!" book club selection for the month of May. This exposure propelled the book to number five on the *New York Times* business best-seller list. A new release from nationally syndicated radio host Dave Ramsey produced the next blockbuster for Nelson Books: *The Total Money Makeover* launched in September and within weeks sold more than 100,000 units, enabling it to debut at number six on the *New York Times* hardcover advice list. Veteran Nelson author Dr. Charles Stanley's *Finding Peace* landed on the *New York Times* hardcover advice list in September, a first for him. Dr. Ben Lerner rounded out Nelson's success on the *New York Times* lists by landing *Body By God,* his first book, on the hardcover advice list during the months of November and December.

The division also experienced success in the business category in fiscal 2004. During the month of May 2003, Nelson Books had more titles on the *BusinessWeek* best-seller list than any other publisher in America. We also placed books on the *Wall Street Journal* and *New York Times* business best-seller lists during the year.

These successes, along with the re-signing of best-selling author John C. Maxwell, prompted a strategic move for the division, and in the spring of 2004, Nelson Books announced plans to launch Nelson Business, a new imprint focused exclusively on business books. "We have published business titles for years, and we kept hearing from key buyers that we had become a trusted source for them," stated senior vice president and publisher Jonathan Merkh. "After doing some research and looking at our plan going forward, we recognized that this could be an area of strategic growth for us. Our sales in the general market continue to climb, and our CBA partners need to find new areas for growth. We believe we can accomplish that in both of these markets by focusing on the business category."

Since the decision to establish the imprint, Nelson Business has signed several important authors—including Laurie Beth Jones of *Jesus, CEO* fame; former Wal-Mart senior vice chairman and chief operating officer Don Soderquist; and Super Bowl champion, CBS Sports commentator, and businessman Spencer Tillman. "We are off to a great start with the business imprint, and we hope to have more exciting news to report in the days ahead," commented Merkh.

During fiscal 2004, *Wild at Heart,* a 2001 release by John Eldredge, crossed over the million-units-sold mark. This influential book and other backlist titles continue to perform well above our expectations.

"We believe the best is still to come for our division, with anticipated releases in the coming year from John Eldredge, John C. Maxwell, Sheila Walsh, John MacArthur, Robert Wolgemuth, Charles Stanley, Dennis and Barbara Rainey, and Henry Blackaby," Merkh commented.


JOHN C. MAXWELL
THE 21 IRREFUTABLE
LAWS OF
LEADERSHIP


TRAVELER'S
GIFT
READ THIS


JOHN ELDREDGE
WILD at
HEART


DAVE RAMSEY
THE DAVE RAMSEY SHOW
MONEY
MAKEOVER


WAKING the DEAD
JOHN ELDREDGE



NELSON BOOKS
A Division of Thomas Nelson Publishers
Since 1798



NELSON BUSINESS
A Division of Thomas Nelson Publishers
Since 1798

W Publishing Group

The strategy that W Publishing Group initiated during the previous fiscal year had a positive impact on fiscal year 2004. While we reduced the number of new releases in fiscal year 2004, our margins showed dramatic improvement.

"We are very pleased with the progress that we made in fiscal 2004," commented David Moberg, senior vice president and publisher for W. "Our core publishing program, built around major author brands and categories, allowed us to weed out marginal titles and focus our efforts on those with the most potential for return on investment."

Leading the year for W was Max Lucado's fall release, *Next Door Savior.* Its launch featured a national television simulcast as well as a companion music CD, including songs by such top Christian artists as Michael W. Smith, Third Day and Fernando Ortega. Family Christian Stores has also chosen the book for its 2004 yearlong "Book of the Year" promotion. In addition, new releases from Charles Swindoll, Anne Graham Lotz, Ravi Zacharias, Barbara Johnson and popular Women of Faith® speakers Patsy Clairmont and Nicole Johnson graced best-selling lists throughout the year.

Fiscal 2004 marked the launch of W's strategic move into the biography/autobiography category with the release of *A Man of Faith: The Spiritual Journey of George W. Bush,* written by former *Time Magazine* senior correspondent David Aikman. Also appearing was *A Table in the Presence,* the firsthand account of one marine battalion's amazing story from inside Iraq, written by Lieutenant Carey Cash.

As we look ahead to fiscal 2005, we anticipate high interest in two forthcoming books in our biography category: *The Man Called Cash: The Life, Love and Faith of an American Legend,* the authorized biography of Johnny Cash written by veteran music journalist Steve Turner, and *Healing America: The Life of Senate Majority Leader William H. Frist.*

While pursuing new publishing categories, we continue to produce best-sellers in the Christian Living and Inspiration categories. In fiscal year 2005 we expect to release the eighth volume in the million copy best-selling series, *Great Lives from God's Word* by Charles Swindoll, as well as Max Lucado's upcoming fall release, *Come Thirsty.*

We see great opportunity for continuing to build and expand our publishing program as the market for Christian and inspirational books continues to broaden. While continuing to serve our core audience we will at the same time further implement a strategic plan to give our products even greater visibility and presence in the general market channels.

As W Publishing Group looks forward to celebrating our fiftieth anniversary in 2005, we are very optimistic about the potential for growth and impact across all our publishing categories. With the groundswell of renewed interest in religion and faith in our country, we believe we have an important opportunity to impact our culture with the Christian message.



W PUBLISHING GROUP
A Division of Thomas Nelson Publishers
Since 1798


Next Door
SAVIOR
MAX LUCADO


A MAN of FAITH
GEORGE W. BUSH


JOB
CHARLES R.
SWINDOLL


Why?

WND Books

WND Books set out to be a watchdog for the masses, publishing hard-hitting and insightful books that challenge the status quo, question the conventional wisdom, and provide a vibrant and informative alternative to the typical offerings of the liberal dominated publishing world. Since its beginning in late 2002, the division has published twenty titles that do just that.

In the wake of the success of *The Savage Nation,* in December 2003 we released Michael Savage's second book, *The Enemy Within,* with an initial printing of 200,000 copies. In its first week it debuted at number eight on the *New York Times* best-sellers list. Through the end of fiscal 2004, it had been on the *Times* list for thirteen weeks.


HILLARY'S
SECRET WAR
RICHARD POE


MICHAEL
SAVAGE
THE SAVAGE
NATION


REV. JESSE LEE PETERSON
SCAM


MICHAEL
SAVAGE


JOURNALISTIC
FRAUD
HOW
The New York Times
Distorts the News and Why
It Can No Longer Be Trusted
BOB KOHN


THE THIRD
TERRORIST
JAYNA DAVIS

Eighteen new titles are scheduled for publication in fiscal 2005, including several potential best-sellers for WND Books. One such title is *Constitutional Chaos: What Happens When the Government Breaks Its Own Laws* by Judge Andrew Napolitano of Fox News, an exposé of the dangerous abuse of power in America's criminal justice system. Also scheduled is a compelling story by David Bossie on the security breaches surrounding the September 11 terrorist attacks, entitled *Intelligence Failure: How Clinton's National Security Policy Set the Stage for 9/11.* We anticipate that Ben Shapiro's *Brainwashed,* which reveals how some universities push their liberal views and agendas on today's students, will be another popular title. We are also very excited about Aaron Tonken's *King of Cons: Exposing the Dirty Rotten Secrets of the Washington Elite and Hollywood Celebrities.* This new book is a tale of a penniless young man who ended up stealing and squandering millions of charitable dollars with the help and prompting of celebrity politicians and Hollywood stars.

The market for political books is driven by the popularity of talk radio and even Fox News Channel, led by personalities such as Rush Limbaugh, Michael Savage, Sean Hannity, and Bill O'Reilly. These books have filled a void left by the network television and conventional media outlets. Each week, political and social commentary books play a prominent role on best-seller lists, including the *New York Times, Amazon.com, Publisher's Weekly,* and *USA Today.*

The mission statement of WND Books is to publish fiercely independent ideas from a variety of political and social positions. We believe we've been successful in this quest during our first year of operations, and we have a great line-up of books scheduled for fiscal 2005 to continue our mission.



WND Books
A Division of Thomas Nelson Publishers
Since 1798

Cool Springs Press

Cool Springs Press is committed to providing credible and practical advice to help gardeners become more successful, while enjoying gardening more. Written by regional gardening experts—who often promote the books in their newspaper gardening columns and on their own radio call-in gardening shows—each book is tailored for an individual state or region. Our books are created with ease of use in mind: information is designed and formatted for accessibility and frequent use. Consistency from state to state is also a key component of a Cool Springs Press gardening book.

Fiscal 2004 marked the birth of a significant new partnership for Cool Springs Press: in January, *Beautiful Roses Made Easy* was published in six regional editions with Jackson & Perkins,® a leading rose brand in America. Jackson & Perkins is one of the top two leading gardening brands in America and has developed a reputation for quality products. Retailers have supported the book aggressively, and we expect that *Beautiful Roses Made Easy* will become a standard in rose books.

A second Jackson & Perkins series shipped in March. *Outstanding Perennials*, also published in six regional editions, was written by the same authors as the regional rose books. This series is an immediate success and has already required a reprint. The third book in the series—*Rose Companions*—will be published in January 2005.

The division has also built on our commitment to publish titles that are at the forefront of consumer interest. For example, research shows that gardeners are interested in landscape plants that offer low maintenance characteristics. *Ornamental Grasses for the Southeast*, published for spring 2004, provided gardeners with a broad category of plants that offer exciting design solutions and low maintenance. This book joined a variety of backlist titles that address consumer-driven needs.

A Cool Springs Press hallmark is the strength and depth of our backlist. We know regional gardening publishing and how to provide the information gardeners want. We understand how to communicate with the emerging new gardeners who contribute to an industry that is growing at an estimated eight to ten percent annually. Many of these are first-time homeowners and first-time gardeners who require credible, straightforward advice in order to be successful.

In less than ten years, Cool Springs Press has gained recognition as a leading publisher of regional gardening books in America. We are well positioned to continue to attract many of America's highly regarded regional gardening writers and actively identify and pursue attractive publishing opportunities on the national level—while never losing sight of our commitment to quality products that meet the needs of today's gardening consumers.



COOL SPRINGS PRESS
A Division of Thomas Nelson Publishers
Since 1798


Jackson & Perkins
BEAUTIFUL
ROSES
MADE EASY
TERI DUNN & MELINDA MYERS


Tough Plants
for
SOUTHERN GARDENS
Felder Rushing


Jackson & Perkins
BEAUTIFUL
ROSES
MADE EASY
TERI DUNN & WALTER REEVES


ORNAMENTAL GRASSES
FOR THE SOUTHEAST
PETER LOEWER


The Southern
GARDEN
ADVISOR

We aim above the mark

to hit the mark.

—*Ralph Waldo Emerson*



J. Countryman

In calendar year 2003, J. Countryman continued to lead the way as the largest inspirational gift book publisher in the CBA market. We captured sixty percent of the market share in over ninety percent of CBA retail bookstores and published close to fifty percent of the best-selling inspirational gift books in that market.

The continued growth of our daily inspirational series—Max Lucado's *Grace for the Moment,* Charles Swindoll's *Wisdom for the Way,* John MacArthur's *Truth for Today,* and Billy Graham's *Hope For Each Day*—was a major success of this past fiscal year, as we released two new titles in the series. *Praise in the Presence of God* (Dr. Jack Hayford) shipped in October, while *God's Message for Each Day* (Dr. Eugene Peterson) was released to the marketplace in early 2004. This series has sold over three million units, including over 300,000 licensed sales through our co-publishing relationship with Hallmark Gift Books.



The CHRISTMAS GUEST



Wonderful!
Max Lucado



GRACE
FOR THE MOMENT
Max Lucado



GOD'S MESSAGE
EUGENE H. PETERSON



COUNTRYMAN

A Division of Thomas Nelson Publishers
Since 1798



Everyday Blessings
MAX LUCADO

Our relationship with Hallmark Gift Books continued to be profitable and rewarding during fiscal 2004. Currently, we have thirty-three titles under contract. J. Countryman is Hallmark's leading partner in inspirational gift books, and we look to continue to develop proprietary books for Hallmark to grow this relationship.

Fiscal 2004 also saw gift books by Max Lucado, John C. Maxwell, Hank Hanegraaff, Charles Stanley, John MacArthur, Chuck Swindoll, John Eldredge, Mac Anderson (founder of Successories®), John Tesh, Sheila Walsh and Andy Griffith met with great acceptance.

The division's backlist continued to be strong as well. Our top performer is still *Grace for the Moment,* currently in its fourth year of publication with 1.8 million units sold to date; in this fourth year alone we generated sales of over 300,000 units. Other key backlist titles include: *God Thinks You're Wonderful, Safe in the Shepherd's Arms, Hope for Each Day, Wisdom for the Way,* our *Christian Daily Planners* and other titles that were fueled by key promotions through retail chains.

Elm Hill Books, a new J. Countryman brand, completed its first full fiscal year in fiscal 2004, publishing several exclusive titles for retailers and ministry organizations. An imprint designed to develop cross channel books around market trends, Elm Hill has brought fresh new content and packaging concepts to its segment of the market. Two books achieved CBA best-seller status: *America Kneels to Pray* and *God's Daily Answer for Women.* Both titles were on the best-seller list for two or more months.

Under the leadership of founder and publisher Jack Countryman, our stated vision—*Touching Lives, Changing Lives*—remains the driving force behind every book we publish. Our success in fiscal 2004 has us poised to do exactly that in the coming year.

Rutledge Hill Press

RUTLEDGE HILL PRESS
A Division of Thomas Nelson Publishers
Since 1798

During the past year, Rutledge Hill Press completed its transition from a general trade publisher that was focused on specific targeted markets—but with a good representation of national best-sellers—to a general trade publisher now focused on national markets—with a good representation of books that sell well in the mass market. We exploited our strong backlist as well as developed significant new books, primarily in five areas: cookbooks, gift and inspiration, how-to and popular reference, health and fitness, and history. This strategy clearly succeeded, as the division exceeded our projections in sales and profits.

One of the strengths of our plan was the ongoing development of successful series in several categories. Our cookbooks were headlined by the continued success of Roadfood™ cookbooks by Jane and Michael Stern. Each book is about one of America's leading regional restaurants, such as the Blue Willow Inn in Social Circle, Georgia, or Harry Caray's Restaurant in Chicago. We also had considerable good fortune with the Busy People's™ cookbook series by Dawn Hall, which feature recipes that have seven ingredients or less and can be cooked in thirty minutes or less.

Although we published fewer NoteBooks—gift and inspirational books based on songs with a CD of that song in the back—in the past year, *I Hope You Dance* continued to sell very strongly, as did *I Hope You Dance Journal*.

Two series—GentleManners™ (which encourages civilized behavior with such titles as *How to Be a Gentleman)* and the National Genealogical Society series—provided robust sales outside the traditional bookstore market. GentleManners™ books are sold through the Brooks Brothers and Jos. A. Banks clothing chains; the National Genealogical Society series sold well through several mass market chains.

Health and history continued to be significant areas of interest for us, led by *KidShape* by Dr. Naomi Neufeld, who pioneered a successful program to combat childhood obesity. In 2004, to celebrate the launch of the bicentennial of the Lewis and Clark Expedition, the division published *Lewis and Clark on the Trail of Discovery* by Rod Gragg—an interactive book with more than a dozen artifacts readers can pull out and examine.

In fiscal 2005, we intend to depend less on single best-sellers for our sales, but instead pursue a variety of books by proven winners such as Wolfgang Puck, Loretta Lynn, and Jeff Foxworthy, as well as additional sales of *I Hope You Dance* and new releases in existing series.

The characteristics that have always marked Rutledge Hill Press—quality editing, innovative packaging, creative marketing, and aggressive sales—have combined to make Rutledge Hill Press a significant and visible general trade publishing division for Thomas Nelson.


I Hope You Dance!


Busy People's
Slow Cooker
COOKBOOK
7 Ingredients or Less
Easy to Prepare
Easy to Cook
Easy to Clean Up
Delicious, No-Hassle Cooking!


KIDSHAPE
A Practical Prescription for Helping your Child...


HARRY CARAY'S
COOKBOOK
JANE & MICHAEL STERN


LEWIS AND CLARK ON THE TRAIL OF DISCOVERY
THE JOURNEY THAT SHAPED AMERICA
★A MUSEUM IN A BOOK★
ROD GRAGG


A
GENTLEMAN
GETS
DRESSED UP

Tommy Nelson

At Tommy Nelson, we understand the need for our products to keep pace with our rapidly changing world, so we continue to look for fresh, new ways to reach children with the timeless message of Christ.

In fiscal 2004, Tommy Nelson built on its success and remained the number one children's publisher in the industry. Our runaway best-selling brand in the year was launched with just a video, picture and board book—and has now grown into a brand with over twenty best-selling titles that have sold over a million units. *Max Lucado's Hermie and Friends*™ performed well throughout the year, including the second major release in the series, *Flo: the Lyin' Fly,* which began shipping in January and quickly reached the number one position on the sales charts. This 3D animation-based property features the writing talents of best-selling author Max Lucado and the comedic voice talents of Tim Conway, Don Knotts, Vicki Lawrence, Frank Peretti, Melissa Disney and the award-winning Christian music group Third Day. The *Hermie and Friends* brand is the fastest growing new children's series in their segment since VeggieTales® and has additional releases scheduled in fiscal 2005.


Hermie
MAX LUCADO


FLO
The Lyin' Fly


Bible for Me


Favorite Bible Words


God's Kids
WORSHIP
Hymns
Today's Top Praise & Worship Songs


Signs

We also pursued our commitment to become the leading publisher of children's Bibles and Bible story books in fiscal 2004. One notable success was *Bible for Me,* which has sold over 100,000 copies since its introduction in July 2003. The division also began preparing for the re-launch of our *International Children's Bible* with new full text Bibles scheduled in the coming year from Max Lucado and John MacArthur; we also have several additional Bible story books scheduled, including additional titles in the *Bible for Me* and *Precious Moments*® lines.

Tommy publishes titles under the Transit brand for older youth and tweens, and we shipped two major releases focused on this market at the end of the fiscal year. The first, *The Young Travelers Gift,* is a youth edition of Andy Andrews' best-seller, while the second is a new hardcover book from Grammy award-winning artist Michael W. Smith, entitled *Signs.* The coming year will see additional titles releasing for this key age demographic group.

Major releases are planned for fiscal 2005 from top brands and authors including Focus on the Family's *Adventures In Odyssey*®, *Max Lucado's Hermie and Friends*™, *Jay Jay the Jet Plane*™, Steven Curtis and Mary Beth Chapman, Angela Thomas, and John MacArthur. The division is also increasing our focus and release schedule with titles targeted specifically to the mass and ABA markets.

We are proud to provide high quality children's products that are consistent with the teachings found in the Bible while being designed to captivate kids' imaginations; this is both our mission and our specialty. And while the inspirational children's market—driven by video, music, toys and interactive products—has continued to see heavy competition, Tommy Nelson has consistently focused on expanding our industry position by meeting those market demands while staying true to our calling.


Tommy
NELSON

A Division of Thomas Nelson Publishers
Since 1798



YESTERDAY I DARED

TO STRUGGLE.

TODAY I DARE TO WIN.

—Bernadette Devlin

WestBow Press


WestBow
Press
A Division of Thomas Nelson Publishers
Since 1798


BLACK


Life
Everlasting
Robert
Whitlow


TED DEKKER


angela hunt


WHITE

It started with a bold vision in 1798. That's when a young man named Thomas Nelson launched a world-class publishing company in Edinburgh, Scotland—on a street named West Bow. Over the years, he published some of the world's most treasured novels. In fact, early editions of *Pilgrim's Progress* and *Robinson Crusoe* were among the first books ever sold by Thomas Nelson—followed in later years by novels from Sir Arthur Conan Doyle, Charles Dickens, Jane Austen, Jack London, Robert Louis Stevenson, Victor Hugo, H. G. Wells, Nathaniel Hawthorne, and Louisa May Alcott.

We've built on this rich heritage with the April 2004 launch of our new fiction/entertainment division. Our name acknowledges the street and spirit of how our story began more than 200 years ago. By combining all previous fiction titles from W Publishing Group and Nelson Books—as well as new author additions—WestBow Press has been able to break out of the gate with a proven author and publishing track record.

Our current roster of best-selling authors includes Frank Peretti, Ted Dekker, Angela Hunt, Robert Whitlow, Davis Bunn, and Max Lucado, as well as debut novels by Kristin Billerbeck and Charles Martin.

We believe the power of story is strongest when created from a Christian worldview. Our purpose is to provide the best possible stories to the broadest possible audience in the most entertaining, culturally relevant, and God-honoring way possible. By partnering exclusively with authors who know how to write fiction well—and who do so from a distinctly Christian perspective—we strive to deliver the best, most creative tales anywhere to both the general market and the CBA market.

For centuries, great fiction was written by Christians for the world at large. These novels weren't subcategorized or minimalized as "Christian fiction," and they were available everywhere. We're reclaiming that ground.

We're also breaking new ground. Most CBA publishers have focused on traditional "Christian fiction" which often preaches to the choir and is ignored by the culture at large. Most general market publishers, on the other hand, create fiction with absolutely no acknowledgement of faith or Christian values. We believe we're filling this gap in a way that will help WestBow be a leading voice in both the CBA and general markets.

Our vision is that WestBow Press will become one of the world's leading fiction/entertainment companies, known for producing consistently great stories aimed at a worldwide audience while told from a Christian perspective. When media (from *Christianity Today* to *Time*) wants insight into how faith and entertainment intersect, we want to be positioned so that WestBow is at the top of their list to call.

While the format of each tale may vary, the power of the story and The Power behind the story will always come first at WestBow Press.

Caribe-Betania Editores

Thomas Nelson's Spanish division, Caribe-Betania Editores, is recognized as a global leader in the Christian Spanish language market, and has published numerous best-sellers. The division offers a diverse line of products, from Spanish language Bibles and reference materials to trade books.



Mi Salvador y Vecino
Max Lucado



MAX LUCADO
Biblioteca Electrónica Caribe



NELSON
Nuevo Comentario Bíblico Ilustrado



CHARLES
STANLEY
PAZ



JOHN C. MAXWELL
Biblioteca Electrónica Caribe

In fiscal 2004 we experienced continued success with Bible favorites such as the *Biblia Plenitud (Spirit-Filled Life™ Bible)* and the *Biblia Diario Vivir (Life Application Study Bible)*. Both Bibles have won the highest honors by SEPA, the Spanish Evangelical Publishers Association. Similarly, our *Electronic Reference Library* products are innovative leaders in electronic Christian Spanish publishing, with CD-ROM teaching and leadership materials from best-selling authors Max Lucado and John C. Maxwell.

A new professional edition of these titles will include the *New Strong's Concordance* for the first time ever in electronic format.

Our line of books for the family, Christian living and gifts were our mainstay in fiscal 2004. Often translations from Thomas Nelson's top authors—such as Max Lucado, John C. Maxwell, John Eldredge and Charles Swindoll—these titles prove their universality by the ease with which they move to the Spanish market. Top sellers in the past year were the *Maxwell Leadership Library* on CD-ROM and the *Hermie and Friends™* children's line of products.

Additionally, of course, Caribe-Betania publishes best-selling Hispanic authors whose ministries have an international reach and appeal, such as Marcos Witt, Carlos Annacondia, Andres Panasiuk and David Hormachea.

We are excited about our future at Caribe-Betania Editories. The Hispanic population is already the largest minority population in the United States, and according to projections by the US Census Bureau, it is expected to triple by 2050, growing from about 36 million today to more than 100 million—almost twenty-five percent of the projected U.S. population. Domestically, Hispanic evangelicals are our largest audience.

Internationally, the lengthy Latin American recession appears to be subsiding, and we expect increased sales as these international economies improve.

We believe our mission to publish high quality content coupled with a superior presentation has set us apart in the rapidly expanding Hispanic market. With the growth of the Hispanic population both at home and abroad, Caribe-Betania Editores is poised to meet that segment's need for fine Christian books, videos, and electronic and audio products worldwide.



CARIBE-BETANIA EDITORES
A Division of Thomas Nelson Publishers
Since 1798

Nelson Bibles

Nelson Bibles publishes the most diverse and creative line of Bibles and Bible accessories in the world. The division builds on the strengths of the company's brands, its position in the market, and its mission to develop innovative consumer-focused products.

Our biggest success story received considerable media attention—the Biblezine™ concept, introduced in June 2003 as *Revolve,* a magazine-style complete New Testament Bible with a focus on teen girls. Within six months, *Revolve* was the best-selling Bible in the country and had garnered attention from *Newsweek,* the *New York Times Magazine,* the Knight Ridder, AP and Reuters news wires, and broadcast media including the *Today Show,* CNN and Fox News. To date, more than 130 interviews have been conducted about *Revolve,* and feature stories have appeared worldwide. It is one of Amazon's top 200 selling products—the only Bible to achieve this high ranking. March saw the release of *Refuel* Biblezine for boys, and *Becoming* for women will ship in the summer of '04.


revolve


REFUEL
EXTRAS
MUSIC REVIEWS
100
TODAY'S HOTTEST SONGS

The
MACARTHUR
DAILY
BIBLE
JOHN
MACARTHUR

THE ANSWER

NKJV
ULTRASLIM
BIBLE

Propelled by the success of *Revolve,* sales of our proprietary New Century Version Bibles have been strong. Other efforts made for this easiest-to-understand version of the Bible included new titles, backlist repackaging and promotional advertising campaigns.

The New King James Version continues to be one of the most important assets of the division. With over 180 million copies in print, the NKJV holds a position in the market that puts it above all major modern translations in reach and acceptance. This year we created a new look for the line, incorporating feedback from consumers and retailers to develop a user's guide that illustrates the benefits and features of the NKJV. We're also proud to note that Henry Blackaby, author of the runaway best-selling *Experiencing God* Bible study workbook, has signed on to produce *The Blackaby Study Bible,* which will join three major backlist products—*The Maxwell Leadership Bible, The Nelson Study Bible,* and *The MacArthur Study Bible* (which this year passed a significant milestone of 500,000 copies sold)—using this trusted version.

Fiscal 2004 also saw the introduction of Bible covers into the division's lineup. In partnership with a recognized manufacturer of backpacks, fabric bags, and accessories, we entered this product category with a vision for quality and value. This is a natural product line extension—Bible covers make sense for consumers, retailers and Nelson Bibles.

Finally, we added new leadership and organization to the division during fiscal 2004. We spent a considerable amount of time on the basics, honing our publishing process to be ready for changes in the marketplace. We continued to analyze unprofitable Bible SKUs and worked diligently with our inventory control team to assure the highest possible fill-rates and inventory turnover. This strong team equips Nelson Bibles for innovative product development, and, coupled with aggressive marketing, we are positioned to contribute in an important way to the company's financial success.



NELSON BIBLES
A Division of Thomas Nelson Publishers
Since 1798

Destiny is no matter of chance. It is a matter of choice. It is not a thing to be waited for, it is a thing to be achieved.

—William Jennings Bryan



Nelson Reference & Electronic

Nelson Reference & Electronic experienced strong growth in fiscal year 2004 with an eighteen percent increase in revenues over the previous year. The division dominated the best-selling backlist titles for calendar year 2003 in its market, capturing nine out of the top ten titles, according to CBA Marketplace.

"Both our customers and consumers have developed a confidence that Nelson Reference produces solid products they can count on," commented Wayne Kinde, vice president and publisher for Reference & Electronic Publishing. "It keeps them coming back year after year." Key backlist performers this year were Robert Morgan's *Then Sings My Soul* (over 350,000 units sold), Max Lucado's *Experiencing the Heart of Jesus Workbook* (over 125,000 units sold), and the *New Strong's® Exhaustive Concordance of the Bible.*



Managing
Your Moods
Mary Graham



Cultivating
Contentment



Encouraging
One Another



John MacArthur
The
MacArthur
Scripture
Memory System
John MacArthur



Swindoll's
Ultimate Book
of
Illustrations &
Quotes
Charles R. Swindoll

For its fiscal 2004 front list, Nelson Reference turned to some of the biggest names in religious publishing and introduced several new series. In the area of curriculum, we introduced a total of eight Women of Faith® study guides to the marketplace—and we reached sales of over 200,000 units. In our general reference category, we re-launched Nelson's Super Value series (eight titles) with new packaging, and sales followed suit, selling thirty-five percent more than the previous year. The *Preacher's Commentary* series, edited by Lloyd Ogilvie, former chaplain of the United States Senate, is also one to watch. We believe these titles will continue to perform well moving forward.

To capitalize on the strong performance of Max Lucado's *Experiencing the Heart of Jesus Workbook,* the division released *Experiencing the Heart of Jesus, Student Edition* in fiscal 2004 to meet the needs of the young adult market. Other titles with impeccable pedigrees included *Swindoll's Ultimate Book of Illustrations & Quotes* (Charles Swindoll) and *The MacArthur Bible Handbook* (John MacArthur).

Electronic products continued to be a growing category for us in fiscal 2004. Our *eBible*™ study software—in an assortment of editions designed to meet the needs of a variety of users—was our key brand, but we searched for new opportunities as well. We launched the *MacArthur Scripture Memory System* (John MacArthur) in January, with sales reaching over 35,000 units in the first month of its release. The System contains John MacArthur's fifty-two personally-chosen scripture passages to memorize in one year. Elements of this innovative System include three audio CDs, a CD-ROM, instructional guide, and memory cards.

"As more and stronger frontlist titles continue to be added," said Kinde, "they will become the backlist of tomorrow. The future looks bright for our division."



Nelson Reference & Electronic
A Division of Thomas Nelson Publishers
Since 1798

World Publishing

World Bible Publishers—founded in 1928—was purchased by Thomas Nelson Inc. on September 22, 2003. We changed the name of the division to World Publishing in order to better reflect the depth of a publishing program that goes well beyond Bibles. While the division does offer Bibles in four translations, we also publish and produce reference books, children's books, Christian living titles, audio products, and Bible/book cases.

Under the new Thomas Nelson leadership, we defined an exciting vision and focus for World Publishing and began by considering the fundamentals, including presentation and communication. To that end, we created a new logo that reflects fresh thinking and direction for our future. Additionally, a complete catalog was immediately necessary, so a new four-color catalog was produced and circulated to our customer base.

To strengthen the World brand, we have taken a fragmented packaging image and have begun the process of updating our look to reflect modern consumer tastes and trends. Currently we are repackaging all of our Bibles and some of our book titles as well, for brand recognition in the marketplace and a cohesive look on the shelf.

We have also begun to assign new stock numbers to the entire Bible line, which will bring a much-needed consistency to the inventory, as well as aid in the ordering process.

Even though much of the World line has been available and successful for the last several years, no attention had been given to updating these valuable backlist titles. In the coming weeks and months, we will be evaluating the back catalog with an eye to revise and refresh the interior design of our Bibles and books.

We are also developing new titles. It is our plan to continue to support and expand our King James Bibles and to build upon Bible offerings in some of the newer translations as well. Moreover, World has initiated a program to develop the next generation of Christian authors serving the church, authors who will speak to the emerging issues of our postmodern world.

New logo, new packaging, new voices . . . new World. We're excited about the possibilities we see as we re-launch this fine old brand into the new century.


world
PUBLISHING


THE OPEN BIBLE
NASB
EXPANDED EDITION
world


KJV
GIANT PRINT
world


KJV
GIFT & AWARD BIBLE
world




60-Second
Guide
Denominations


h.

Women of Faith

The Women of Faith® mission is to introduce women to a lifestyle of God's grace by offering conferences, resources, books, and gifts to further their Christian walk. Our conferences feature a core group of speakers at each event, plus popular musical artists and special guests. During fiscal 2004 we held twenty-nine arena conference events in twenty-six cities across North America, plus the first-ever National Conference, which drew women from all fifty states and other countries. Despite prevailing economic conditions, more than 400,000 women attended a Women of Faith conference last year.

The synergy between the division and our publishing partners at Thomas Nelson Inc. becomes evident in the conference setting. Because attendees want to take a part of the weekend home with them, we sell various resources to meet this need, including Bibles and Bible studies, books by our featured and guest speakers, apparel, music, and gifts.

Fiscal 2004 showed a five percent revenue increase over fiscal 2003, due primarily to product sales, which increased thirty-two percent over the prior year. During the third quarter, we redesigned our product sales and merchandising strategy, which resulted in an increase in product-related revenue. At March 31, 2003, Women of Faith had sold 154,000 registrations for future events; one year later, this number had increased to 199,000 future event registrations. We are excited about what the future holds for both the conferences and other venues to reach and serve women.

However, we are so much more than conferences. WomenofFaith.com continues to provide an outlet for those who cannot attend and for those who want to hold on to their conference experience. We maintain this connection through content such as monthly contests, updates on events, interviews with current and past speakers, daily devotionals, an e-newsletter, and much more. The site also features product through traditional e-commerce and offers seasonal online sales, promoted via email and in pop-ups. Revenues for the site increased over fifty percent in fiscal 2004 compared to fiscal 2003; we see a strong future for WomenofFaith.com.

As another means to stay in touch with our attendees between events, we launched our own affinity group in late 2002, the Women of Faith Association. Member benefits include preferred seating at arena events, a members-only reception, a bi-monthly magazine, and discounts on our on-line merchandise. In 2004, we launched a new benefit—a weekly email letter. Written in rotation by the core speakers, dramatists, and President Mary Graham, it has already garnered positive reviews. A portion of each annual Association membership fee is donated to National House of Hope (NHOH), a nondenominational non-profit ministry for troubled teens.

As a result of our long-standing partnership with World Vision, approximately 10,000 children in developing countries were sponsored in fiscal 2004; more than 60,000 children have received assistance through Women of Faith since 1998. In fact, to date, our conference attendees have sponsored more children than any other single World Vision sponsor group.

Women of Faith is more than all of this—it's a Message. As we look to the future, our goal is to deliver our Message via television and radio outlets, through fresh and relevant publishing projects, and through retail outlets across the globe.



Board of Directors and Officers


Sam Moore


Ronald W. Blue


Jesse T. Correll


Brownlee O. Currey, Jr.


W. Lipscomb Davis, Jr.


S. Joseph Moore


Millard V. Oakley

Thomas Nelson Inc. and Subsidiaries Board of Directors

Sam Moore
Board Chairman and
Chief Executive Officer of the Company
Nashville, TN
(E)

Ronald W. Blue
President
Christian Financial Professionals Network
Atlanta, GA
(A & N)

Jesse T. Correll
President
First Southern Bancorp
Stanford, KY
(N)

Brownlee O. Currey, Jr.
President
Currey Investments
Nashville, TN
(A & C)

W. Lipscomb Davis, Jr.
Partner
Hillsboro Enterprises
Nashville, TN
(A, C & E)

S. Joseph Moore
President
C.R. Gibson, Inc.
Nashville, TN
(E)

Millard V. Oakley
Private Investments
Nashville, TN
(C, E & N)

Member of Executive (E), Compensation (C),
Nominating and Corporate Governance (N), Audit (A) Committee

Thomas Nelson Inc. and Subsidiaries Corporate Officers

Sam Moore
Chairman & Chief Executive Officer

Michael S. Hyatt
President & Chief Operating Officer

Joe L. Powers, CPA
Executive Vice President,
Secretary and Treasurer

Philip Stoner
Executive Vice President
and Group Publisher
Thomas Nelson Bible and
Reference Group

Vance Lawson, CPA
Senior Vice President
Finance and Operations

Corporate Management

Allen Arnold
Senior Vice President and Publisher
WestBow Press

Barry Baird
Executive Director, Remainder Sales
Thomas Nelson Inc.

Christie Barnes
Executive Director, Conferences
Women of Faith

Joel Beasley
Vice President, Warehouse Operations
Thomas Nelson Inc.

Amy Chandy
Vice President
Women of Faith

Harry Clayton
Senior Vice President
Nelson Multimedia

Pamela Clements
Vice President and Associate Publisher
Rutledge Hill Press

Frank Couch
Senior Editor
World Publishing

Jack Countryman
Senior Vice President and Publisher
J. Countryman

Sonny Crews
Director, Fundraising
Thomas Nelson Fundraising

Bryan Curtis
Vice President and Associate Publisher
Rutledge Hill Press

Gary Davidson
Vice President
CBA Sales

Terry Draughon
Publisher
World Publishing

Lara Dulaney, CPA
Vice President, Strategic Projects
Women of Faith

David Dunham
Senior Vice President
and Group Publisher
General Trade Publishing Group

Troy Edens, CPA
Executive Director, Finance
Thomas Nelson Inc.

Bette Ezzell
Executive Director, Credit Department
Thomas Nelson Inc.

Terri Gibbs
Vice President, Product Development
J. Countryman

George Gower
Vice President, Inventory Management
Thomas Nelson Inc.

Mary Graham
President
Women of Faith

DeeAnn Grand
Vice President and
Associate Publisher
Tommy Nelson

Brian Hampton
Vice President and Editor-in-Chief
Nelson Books

Tom Harris
Senior Analyst
Thomas Nelson Inc.

Wayne Hastings
Senior Vice President, Bible Marketing
Thomas Nelson Bibles

Rodney Hatfield
Vice President and Brand Strategist
Thomas Nelson Brand Management

Scott Holloway
Director, Facilities Administration
Thomas Nelson Inc.

Les Hottovy, CPA
Tax Director
Thomas Nelson Inc.

Troy Johnson
Vice President and Associate Publisher
J. Countryman

Wayne Kinde
Vice President and Publisher
Reference & Electronic Publishing

Ron Land
Senior Vice President
General Markets

Dan Lynch
Senior Vice President and Publisher
Tommy Nelson

Hank McBride
Vice President and Editorial Director
Cool Springs Press

Jonathan Merkh
Senior Vice President and Publisher
Nelson Books, Nelson Business

Mike Middleton
Vice President
Merchandising and
Mass Market Sales

Art Mills
Vice President, Mass Market Sales
World Publishing

Mike Mitchell
Vice President, Customer Services
Thomas Nelson Inc.

David Moberg
Senior Vice President and Publisher
W Publishing Group

Peter Nikolai
Senior Vice President
and Group Publisher
Specialty Publishing Group

Victor Oliver
Vice President and Acquisitions Editor
Nelson Books

Jerry Park
Executive Vice President
and Group Publisher
Christian Publishing Group

Karen Phillips
Director, N House Design
Thomas Nelson Inc.

Rick Proctor
Vice President, Information Technology
Thomas Nelson Inc.

Sharron Rock, CPA
Director, Finance
Women of Faith

Sam Rodriguez
Associate Publisher
Editorial Caribe

Bob Sanford
Senior Vice President
Bible Product Development
Thomas Nelson Bibles

Dave Shepherd
Executive Director
ABA Book Sales

Todd Shuttleworth
Vice President and Publisher
Caribe-Betania Editores

Rick Spruill
Vice President
ABA Sales

Ted Squires
Executive Vice President, Sales
NRM, World Publishing
and Direct Sales

Larry Stone
Vice President and Publisher
Rutledge Hill Press

Jim Thomason
Director, Human Resources
Thomas Nelson Inc.

Frank Wentworth
Vice President, General Counsel
and Compliance Officer
Thomas Nelson Inc.

Gabe Wicks
Director, N House Multimedia
Thomas Nelson Inc.

Dan Wright
Vice President, International Rights
Thomas Nelson Sales

YOU GET THE BEST

OUT OF OTHERS WHEN YOU

GIVE THE BEST OF YOURSELF.

—*Harry Firestone*







Selected Financial Data

(in thousands, except per share data)

Years Ended March 31,	2004	2003	2002	2001	2000
Operating Results[a]:					
Net revenues[b]	$ 222,619	$ 217,217	$ 215,552	$ 214,147	$ 182,001
Operating income	27,140	18,926	16,563	17,785	18,560
Income from continuing operations	16,295	10,184	7,821	8,977	10,657
Income (loss) from discontinued operations[c]	(130)	—	(16,862)	(11,811)	(716)
Cumulative effect of a change in accounting principle[d]	—	—	(40,433)	—	—
Net income (loss)	$ 16,165	$ 10,184	$ (49,474)	$ (2,834)	$ 9,941
Cash Flow:					
Net cash provided by continuing operating activities	$ 27,752	$ 34,439	$ 23,199	$ 348	$ 8,781
Net cash provided by (used in) discontinued operating activities	21,237	1,660	(3,092)	57	(12,692)
Net cash provided by (used in) investing activities	(6,866)	(4,569)	34,705	(666)	(15,299)
Net cash provided by (used in) financing activities	(21,050)	(30,358)	(56,411)	1,574	19,757
EBITDA[e]:					
Income from continuing operations	$ 16,295	$ 10,184	$ 7,821	$ 8,977	$ 10,657
Interest expense	882	3,026	4,295	3,738	3,549
Provision for income taxes	9,756	5,878	4,495	5,160	4,407
Depreciation and amortization	2,287	2,061	2,649	2,841	2,475
EBITDA from continuing operations	29,220	21,149	19,260	20,716	21,088
Changes in working capital and other	(1,468)	13,290	3,939	(20,368)	(12,307)
Net cash provided by continuing operating activities	$ 27,752	$ 34,439	$ 23,199	$ 348	$ 8,781
Financial Position:					
Total assets	$ 179,719	$ 163,055	$ 185,389	$ 287,238	$ 286,595
Working capital	77,528	60,994	84,262	140,466	145,897
Total debt	5,330	25,952	56,374	111,800	107,941
Shareholders' equity	102,982	87,824	77,576	127,437	131,732
Long-term debt to total capitalization	4.9%	22.8%	42.1%	46.7%	45.0%
Diluted Per Share Data[a]:					
Income per share from continuing operations	$ 1.09	$ 0.70	$ 0.54	$ 0.62	$ 0.75
Income (loss) per share from discontinued operations[c]	(0.01)	—	(1.16)	(0.82)	(0.05)
Cumulative effect of a change in accounting principle[d]	—	—	(2.79)	—	—
Net income (loss) per share	$ 1.08	$ 0.70	$ (3.41)	$ (0.20)	$ 0.70
Dividends declared per share	$ 0.12	$ —	$ 0.04	$ 0.16	$ 0.16
Book value per share	7.12	6.11	5.40	8.88	9.26
Weighted average number of shares outstanding[f]	14,999	14,596	14,488	14,535	14,244

(a) For all periods presented, operating results and per share data have been restated for discontinued operations.

(b) The increase in net revenues during fiscal 2001 was primarily attributable to the full year of operations of fiscal 2000 acquisitions.

(c) Discontinued operations include Ceres Candles and Gifts, Remuda Ranch Center for Anorexia and Bulimia, Inc. and The C.R. Gibson Company.

(d) The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002.

(e) We believe EBITDA (earnings from continuing operations before interest, taxes, depreciation and amortization) provides a useful measure of cash flows from operations for our investors because EBITDA is an industry comparative measure of cash flows generated by our operations prior to the payment of interest and taxes and because it is a financial measure used by management to assess the performance of our Company. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with accounting principles generally accepted in the United States of America for purposes of analyzing our profitability or liquidity. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a portion of such funds are subject to contractual restrictions and functional requirements to pay debt service, fund necessary capital expenditures and meet other commitments from time to time as described in more detail in this Annual Report and on Form 10-K. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

(f) Represents diluted weighted average number of shares outstanding in accordance with SFAS No. 128.

Overview

Thomas Nelson Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, audios, videos and CD-ROM products emphasizing Christian, inspirational and family values themes; the Company also hosts inspirational conferences. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers.

Results of Operations

The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

	Years Ended March 31,			Fiscal Year-to-Year Increase (Decrease)	
	2004	2003	2002	2003 to 2004	2002 to 2003
Net Revenues:					
Publishing	86.8	86.4	87.3	3.0	(0.4)
Conferences	13.2	13.6	12.7	(0.5)	8.6
Total net revenues	100.0	100.0	100.0	2.5	0.8
Costs and expenses:					
Cost of goods sold	58.2	59.6	60.2	0.1	(0.2)
Selling, general and administrative	28.6	30.8	30.9	(4.8)	0.3
Depreciation and amortization	1.0	0.9	1.2	11.0	(22.2)
Total costs and expenses	87.8	91.3	92.3	(1.4)	(0.4)
Operating income	12.2	8.7	7.7	43.4	14.3
Interest expense	0.4	1.4	2.0	(70.9)	(29.5)
Income from continuing operations	7.3	4.7	3.6	60.0	30.2
Loss from discontinued operations	–	–	(7.8)		
Cumulative effect of change in accounting principle	–	–	(18.8)		
Net income (loss)	7.3	4.7	(23.0)		

The Company's net revenues fluctuate seasonally, with revenues in the first fiscal quarter historically being less than the remaining quarters of the year. Seasonality is the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling, marketing and other operating expenses and changes in sales and product mixes.

The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements, and a number of factors may affect future operating results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing and acceptance of products being introduced to the market, the level of product returns experienced, the level of margins achievable in the marketplace, the recoupment of royalty advances, the effects of acquisitions or dispositions, the financial condition of our customers and suppliers, the realization of inventory values at carrying amounts, the realization of deferred tax assets, our access to capital and the outcome of any taxing authority audits. Future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2005 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.

FISCAL 2004 COMPARED TO FISCAL 2003

Net revenues in fiscal 2004 increased $5.4 million, or 2.5% over fiscal 2003. Net revenues from publishing products increased $5.6 million, or 3.0%, primarily due to a strong performance by book products, including additional revenues generated by the World Publishing acquisition. Net revenues from conferences decreased $0.2 million, or 0.5%, primarily due to lower attendance levels in the early stages of fiscal 2004. We believe the lower attendance levels were primarily due to the war in Iraq and the smaller venues of the early conferences compared to fiscal 2003. In fiscal 2004, the Company hosted 29 conferences compared to 28 in fiscal 2003. The Company expects to host a comparable number of conferences in fiscal 2005. Price increases did not have a material effect on revenues.

The Company's cost of goods sold increased $0.2 million, or 0.1% from fiscal 2003 and, as a percentage of net revenues, decreased to 58.2% from 59.6% in the prior fiscal year. Improved gross margins from publishing products were partially offset by lower gross margins in conferences. The improvement in margins for publishing products was primarily due to strong performing publishing products and improved recovered costs from excess and obsolete inventory and royalty advances. The decline in margins for conferences was primarily related to the previously mentioned lower paid attendance levels at the events.

Selling, general and administrative expenses, excluding depreciation and amortization, decreased by $3.2 million, or 4.8%, from fiscal 2003. These expenses, expressed as a percentage of net revenues, decreased to 28.6% from 30.8%. The reduction in selling, general and administrative expenses is primarily related to a planned reduction in advertising expenditures for publishing products. While we do not expect continued significant improvements in our overhead structure going forward, the Company is taking steps intended to control selling, general and administrative expenses in the same relationship to net revenues during the next fiscal year.

Depreciation and amortization for fiscal 2004 increased $0.2 million from fiscal 2003, primarily due to a warehouse expansion that was added in December of 2002 and office renovations that were completed during fiscal 2004.

Interest expense for fiscal 2004 decreased $2.1 million from fiscal 2003 due to lower debt levels.

The provision for income taxes has been increased from 36.5% to 37.5% for fiscal 2004 due to increased business activity in states with higher income tax rates without the benefit of state net operating loss carry forwards that existed in prior periods, and accruals for other tax items.

Fiscal 2003 Compared to Fiscal 2002

Net revenues in fiscal 2003 increased $1.7 million, or 0.8%, over fiscal 2002. Net revenues from publishing products decreased $0.7 million, or 0.4%, primarily due to the weak retail environment. Management believes that, even with the slight decline in net revenues, the Company's publishing business increased its market share for Christian publishing product during 2003, particularly in the CBA market. Net revenues from conferences increased $2.3 million, or 8.6%, primarily due to the number and timing of conferences and stronger attendance per conference in fiscal 2003, partially offset by the elimination of the children's holiday events that were held in the previous fiscal year. In fiscal 2003, the Company hosted 28 conferences, compared to 26 in fiscal 2002. Price increases did not have a material effect on net revenues.

The Company's cost of goods sold decreased $0.3 million, or 0.2%, from fiscal 2002 and, as a percentage of net revenues, decreased to 59.6% from 60.2% in the prior fiscal year, with improved margins in both the publishing and conference segments. With a strong showing in the fourth quarter of fiscal 2003, the publishing segment demonstrated improved margins due to the economies of scale on a few significant titles, partially offset by higher obsolescence charges from liquidated inventory produced under the imprint with the "Word" name, as the licensing agreement for using the "Word" name expired during fiscal 2003. The "Word" name was licensed for use in fiscal 1998 in conjunction with the sale of the Company's former Word Music division. The improvement in cost of sales as a percentage of net revenues for conferences was related to improved attendance and the elimination of unprofitable holiday events for children that were held in fiscal 2002.

Selling, general and administrative expenses, excluding depreciation and amortization, increased by $0.2 million, or 0.3%, from fiscal 2002. These expenses, expressed as a percentage of net revenues, decreased to 30.8% from 30.9%. Reduced bad debt expenses and reductions of overhead in the conference segment were offset by higher employment costs and increased advertising expenditures in the publishing segment. The higher employment costs relate to accrued severance costs, increased health insurance costs and higher achieved bonus and ESOP accruals based on the Company's performance.

Depreciation and amortization for fiscal 2003 decreased $0.6 million from fiscal 2002, primarily due to fiscal 2002 including $0.3 million of expense associated with the disposal of conference internet software that was abandoned after disparate systems were consolidated.

Interest expense for fiscal 2003 decreased $1.3 million from fiscal 2002 due to lower debt levels and interest rates.

The provision for income taxes remained consistent with the prior year at an effective rate of 36.5%.

The net loss from discontinued operations for fiscal 2002 was related to the decision to sell the Company's gift division, along with the sale of the net assets of Remuda Ranch and Ceres Candles. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write off goodwill associated with the adoption of SFAS No. 142 (see Note A to Consolidated Financial Statements).

Liquidity and Capital Resources

At March 31, 2004, the Company had $22.8 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 2004, the Company had working capital of $77.5 million. Under its bank credit facilities, at March 31, 2004, the Company had no borrowings outstanding, and $65 million available for borrowing, compared to $17 million in borrowings outstanding and $48 million available for borrowing at March 31, 2003.

Net cash provided by operating activities was $49.0 million, $36.1 million and $20.1 million in fiscal 2004, 2003 and 2002, respectively. The cash generated by operations during fiscal 2004 was principally attributable to income from continuing operations and an $18.7 million tax refund related to discontinued operations. The cash generated by operations during fiscal 2003 was principally attributable to net income and reductions in inventories, receivables and prepaid expenses, and income from continuing operations. The cash provided by operations during fiscal 2002 was principally attributable to income from continuing operations and reductions in inventories.

During fiscal 2004, capital expenditures totaled approximately $3.7 million. The capital expenditures were primarily for office renovations and computer software and equipment at the corporate headquarters. In fiscal 2005, the Company anticipates capital expenditures of approximately $4 million, consisting primarily of computer equipment, computer software and warehousing equipment.

In April 2003, the Company received a tax refund of $18.7 million. This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down debt. Until such time that we conclude that the position taken on our income tax returns will ultimately be sustained by the taxing authorities, the refund will be recorded as a tax liability. If sustained, the Company will record the refund as income from discontinued operations.

The Company received net proceeds from the sale of discontinued operations during fiscal 2002 in the amount of $37.8 million. All of these proceeds were used to pay down the Company's debt under its credit facility.

The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends. The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2004, the Company had no balance outstanding under the Credit Facility and $65 million available for borrowing. At March 31, 2004, the Company was in compliance with all covenants of the Credit Facility.

The Company has outstanding $5.3 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on various dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2004, the Company was in compliance with all covenants of the Senior Notes.

Management believes cash generated by operations, cash in banks and borrowings available under the Credit Facility will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations in fiscal 2005. The Company's current cash commitments include current maturities of debt and operating lease obligations. The Company also has current inventory purchase and royalty advance commitments in the ordinary course of business that require cash payments as vendors and authors fulfill their requirements to the Company in the form of delivering satisfactory product orders and manuscripts, respectively. The following table sets forth these commitments. The Company has no off-balance sheet commitments or transactions with any variable interest entities (VIE's). The Company also does not have any undisclosed material related party transactions or relationships with management, officers or directors.

Contractual commitments	Payments Due by Fiscal Year *(in thousands)*					
	2005	2006	2007	2008	2009 and thereafter	Total
Long-term debt	$ 3,022	$ 2,308	$ —	$ —	$ —	$ 5,330
Inventory purchases	8,300	5,000	5,000	5,000	3,333	26,633
Operating leases	1,614	1,089	478	424	886	4,491
Royalty advances	5,198	2,834	768	363	27	9,190
Total obligations	$18,134	$ 11,231	$ 6,246	$ 5,787	$ 4,246	$45,644

Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Facility and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income.

The Company has historically declared and paid a dividend of four cents per share every quarter through the first quarter of fiscal 2002. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common Stock.

On August 22, 2003, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable October 20, 2003, to shareholders of record on October 6, 2003.

On November 20, 2003, the Company's Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable January 19, 2004, to shareholders of record on January 5, 2004.

On February 19, 2004, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable April 19, 2004, to shareholders of record on April 5, 2004.

On February 3, 2004, the Company received a letter from one of its former customers that has filed for Chapter 11 bankruptcy. It indicated that the Company may have received preference transfers, in the form of cash and returned books, totaling approximately $1.7 million. We are evaluating the notice and intend to vigorously defend the matter. While resolution of this matter is not expected to materially affect the Company's liquidity, if all or a portion of these amounts were to be repaid, it would reduce the Company's net income in the amount of the repayment, net of tax.

Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities. SFAS No. 150 requires issuers to classify as liabilities (or assets, in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement had no impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The adoption of this Interpretation had no impact on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Facility. However, there were no borrowings outstanding under the Credit Facility at March 31, 2004. Interest income on invested cash is not material.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies are common with industry practice and are applied consistently from period to period.

Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer or when title passes. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 104 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates) is shown as a reduction of accounts receivable in the accompanying condensed consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from conferences is recognized as the conferences take place. Cash received in advance of conferences is included in the accompanying consolidated financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

Allowance for Doubtful Accounts: The Company records an allowance for bad debts as a reduction to accounts receivable in the accompanying consolidated financial statements. The valuation allowance has a specific component related to accounts with known collection risks and a component which is calculated using a 5-year rolling bad debt history applied as a percentage of the accounts receivable balance, less the specific component of the allowance. In fiscal 2003, the Company changed from a 10-year rolling bad debt history to a 5-year history to compute the allowance in order to better reflect the current economic environment. This change did not have a material impact on the allowance balance. Our credit department identifies specific allowances for each customer who is deemed to be a collection risk, may have filed for bankruptcy protection or may have disputed amounts with the Company.

Inventories: Inventories are stated at the lower of cost or market value using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market value or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company's policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

Royalty Advances/Pre-Production Costs: Royalty advances are typically paid to authors, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (non-current) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months beginning when the product is first sold into the market. The Company's historical experience is that typically 75% to 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated financial statements and are amortized on a straight-line basis, for a period not to exceed five years (as determined by management).

Goodwill and Intangible Assets: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. In accordance with SFAS No. 142, goodwill is tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units are evaluated using discounted expected cash flows and current market multiples. The Company's annual impairment testing in fiscal 2004 and 2003 indicated no goodwill impairment was evident.

Thomas Nelson Inc. and Subsidiaries Consolidated Statements of Operations

(in thousands, except per share data)

	Years Ended March 31,		
	2004	2003	2002
NET REVENUES	$ 222,619	$ 217,217	$ 215,552
COSTS AND EXPENSES:			
Cost of goods sold	129,532	129,378	129,691
Selling, general and administrative	63,660	66,852	66,649
Depreciation and amortization	2,287	2,061	2,649
Total costs and expenses	195,479	198,291	198,989
OPERATING INCOME	27,140	18,926	16,563
Other income (expense)	(241)	205	48
Interest expense	882	3,026	4,295
Income from continuing operations before income taxes	26,017	16,105	12,316
Provision for income taxes	9,756	5,878	4,495
Minority interest	(34)	43	—
Income from continuing operations	16,295	10,184	7,821
Discontinued operations:			
Operating loss, net of applicable tax benefit of $395	—	—	(766)
Loss on disposal, net of applicable tax benefit of $78 and $8,359, respectively	(130)	—	(16,096)
Total loss from discontinued operations	(130)	—	(16,862)
Income (loss) before cumulative effect of a change in accounting principle	16,165	10,184	(9,041)
Cumulative effect of change in accounting principle	—	—	(40,433)
Net income (loss)	$ 16,165	$ 10,184	$ (49,474)
Weighted average number of shares outstanding:			
Basic	14,404	14,368	14,348
Diluted	14,999	14,596	14,488
NET INCOME (LOSS) PER SHARE:			
Basic:			
Income from continuing operations	$ 1.13	$ 0.71	$ 0.55
Loss from discontinued operations	(0.01)	—	(1.18)
Cumulative effect of a change in accounting principle	—	—	(2.82)
Net income (loss) per share	$ 1.12	$ 0.71	$ (3.45)
Diluted:			
Income from continuing operations	$ 1.09	$ 0.70	$ 0.54
Loss from discontinued operations	(0.01)	—	(1.16)
Cumulative effect of a change in accounting principle	—	—	(2.79)
Net income (loss) per share	$ 1.08	$ 0.70	$ (3.41)

See Notes to Consolidated Financial Statements

Thomas Nelson Inc. and Subsidiaries Consolidated Balance Sheets

(in thousands)

	March 31, 2004	March 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,780	$ 1,707
Accounts receivable, less allowances of $7,951 and $7,311, respectively	56,275	56,806
Inventories	30,341	33,637
Prepaid expenses	14,018	13,521
Assets held for sale	—	1,785
Deferred income tax benefits	4,923	5,085
Total current assets	128,337	112,541
Property, plant and equipment, net	13,039	11,630
Other assets	6,425	7,358
Deferred charges	1,754	1,695
Intangible assets	860	527
Goodwill	29,304	29,304
TOTAL ASSETS	$ 179,719	$ 163,055
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,753	$ 20,218
Accrued expenses	13,278	13,835
Deferred revenue	11,758	11,493
Dividends payable	579	—
Income taxes currently payable	2,419	2,379
Current portion of long-term debt	3,022	3,622
Total current liabilities	50,809	51,547
Long-term debt, less current portion	2,308	22,330
Long-term taxes payable	21,290	—
Deferred tax liabilities	1,021	721
Other liabilities	1,300	590
Minority interest	9	43
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, $1.00 par value, authorized 1,000,000 shares; none issued	—	—
Common Stock, $1.00 par value, authorized 20,000,000 shares; issued 13,502,855 and 13,350,431 shares, respectively	13,503	13,350
Class B Common Stock, $1.00 par value, authorized 5,000,000 shares; issued 963,195 and 1,024,795 shares, respectively	963	1,025
Additional paid-in capital	44,697	44,064
Retained earnings	43,819	29,385
Total shareholders' equity	102,982	87,824
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 179,719	$ 163,055

See Notes to Consolidated Financial Statements

Thomas Nelson Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands)

	Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance at April 1, 2001	$ 13,282	$ 1,061	$ 43,845	$ 69,249	$ 127,437
Net and comprehensive loss				(49,474)	(49,474)
Class B stock converted to common	24	(24)			—
Common Stock issued:					
Option plans — 23,999 common shares	24		163		187
Dividends declared — $0.04 per share				(574)	(574)
Balance at March 31, 2002	13,330	1,037	44,008	19,201	77,576
Net and comprehensive income				10,184	10,184
Class B stock converted to common	12	(12)			—
Common Stock issued:					
Option plans — 8,466 common shares	8		56		64
Balance at March 31, 2003	13,350	1,025	44,064	29,385	87,824
Net and comprehensive income				16,165	16,165
Class B stock converted to common	62	(62)			—
Common Stock issued:					
Option plans — 90,823 common shares	91		633		724
Dividends declared — $0.12 per share				(1,731)	(1,731)
Balance at March 31, 2004	$ 13,503	$ 963	$ 44,697	$ 43,819	$ 102,982

See Notes to Consolidated Financial Statements

Thomas Nelson Inc. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)

	Years ended March 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 16,295	$ 10,184	$ 7,821
Adjustments to reconcile income to net cash provided by continuing operations:			
Depreciation and amortization	2,287	2,061	2,649
Amortization of deferred charges	210	378	376
Deferred income taxes	462	2,810	4,470
Loss (Gain) on sale of fixed assets and assets held for sale	110	36	(41)
Minority interest	(34)	43	—
Changes in assets and liabilities, net of acquisitions and disposals:			
Accounts receivable, net	(135)	4,794	(3,751)
Inventories	7,447	5,558	12,213
Prepaid expenses	(463)	4,050	(329)
Accounts payable and accrued expenses	(1,122)	2,590	1,304
Deferred revenue	265	271	166
Income taxes currently payable	40	1,879	(504)
Change in other assets and liabilities	2,390	(215)	(1,175)
Net cash provided by continuing operations	27,752	34,439	23,199
Discontinued operations:			
Loss from discontinued operations	—	—	(766)
Loss on disposal	(130)	—	(16,096)
Federal income tax payable	21,290	—	—
Changes in discontinued net assets	77	1,660	13,770
Net cash provided by (used in) discontinued operations	21,237	1,660	(3,092)
Net cash provided by operating activities	48,989	36,099	20,107
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(3,666)	(4,596)	(1,139)
Net proceeds from sales of property, plant and equipment and assets held for sale	1,734	27	37,844
Purchase of net assets of acquired companies	(4,559)	—	—
Changes in other assets and deferred charges	—	—	(2,000)
Acquisition of publishing rights	(375)	—	—
Net cash provided by (used in) investing activities	(6,866)	(4,569)	34,705
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments under revolving credit facility	(17,000)	(27,100)	(51,550)
Payments on long-term debt	(3,622)	(3,322)	(3,876)
Dividends paid	(1,152)	—	(1,148)
Proceeds from issuance of Common Stock	724	64	163
Net cash used in financing activities	(21,050)	(30,358)	(56,411)
Net increase (decrease) in cash and cash equivalents	21,073	1,172	(1,599)
Cash and cash equivalents at beginning of year	1,707	535	2,134
Cash and cash equivalents at end of year	$ 22,780	$ 1,707	$ 535
Supplemental disclosures of noncash investing and financing activities:			
Dividends accrued and unpaid	$ 579	$ —	$ —
Note receivable received in connection with sale of Remuda Ranch	$ —	$ —	$ 2,000

See Notes to Consolidated Financial Statements

Note A — Description of the Business and Summary of Significant Accounting Policies

Description of the Business: Thomas Nelson Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, audios, videos and CD-ROM products emphasizing Christian, inspirational and family values themes; the Company also hosts inspirational conferences. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers.

Principles of Consolidation: The consolidated financial statements consist of the accounts of the Company including its subsidiaries: Worthy, Incorporated; The Norwalk Company ("Norwalk"), formerly The C.R. Gibson Company; and Live Event Management, Inc. ("LEM"), formerly New Life Treatment Centers, Inc. All intercompany transactions and balances have been eliminated in consolidation. LEM has minority shareholders that own approximately 0.1% of the outstanding equity shares of LEM at March 31, 2004. Minority interest is presented as an element of net income (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, LEM had a net deficit in shareholders' equity, and post-acquisition operations, excluding Remuda Ranch (see Note B), were approximately breakeven for fiscal 2002.

Operating Segments: In accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, the Company reports information about its operating segments. The Company is organized and managed based upon its products and services. Subsequent to the sale of the Company's gift division during fiscal year 2002, the Company reassessed its segment reporting and identified two reportable business segments: publishing and conferences. The publishing segment primarily creates and markets Bibles, inspirational books and videos. The conference segment hosts inspirational conferences across North America.

Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties, and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer or when title passes. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 104 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's analysis indicated that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns allowance for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year 2002. The 120-day analysis was used consistently for all periods during fiscal 2004 and 2003. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales and sales to certain market channels are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of conferences is included in the accompanying consolidated balance sheets as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

Allowance for Doubtful Accounts: The Company records an allowance for doubtful accounts as a reduction to accounts receivable in the accompanying consolidated balance sheets. The valuation allowance has a component related to accounts with known collection risks and a component which is calculated using a 5-year rolling bad debt history applied as a percentage of the accounts receivable balance, less the specific component of the allowance. In fiscal 2003, the Company changed from a 10-year rolling bad debt history to a 5-year history to compute the allowance in order to better reflect the current economic environment. This change did not have a material impact on the allowance balance. Our credit department identifies specific allowances for each customer who is deemed to be a collection risk or may have filed for bankruptcy protection or may have disputed amounts with the Company.

Inventories: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated balance sheets. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets: 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

Goodwill: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing the reporting units' net book carrying values to their fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The adoption of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of approximately $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units were evaluated using discounted expected cash flows and current market multiples. Goodwill is tested for impairment annually in the fourth quarter of each fiscal year or sooner if management becomes aware of any indications that could reflect potential impairment. The Company's annual impairment testing in fiscal 2004 and 2003 indicated no goodwill impairment was evident.

Impairment of Long-Lived Assets: SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Prepaid Expenses: Prepaid expenses consist primarily of royalty advances. Royalty advances are typically paid to authors, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (non-current) assets in the accompanying consolidated balance sheets, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months, beginning when the product is first sold into the market. The Company's historical experience is that typically 75% to 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period, beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

For authors with multiple book and product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

Certain costs related to the Women of Faith conferences are paid in advance. Charges such as deposits for venues, postage and printing costs for mailings, etc., are often incurred in advance and are classified as prepaid expenses until the conferences take place, at which time they are recognized as costs of goods sold in the consolidated statements of operations.

Deferred Charges: Deferred charges consist primarily of loan issuance costs that are being amortized over the average life of the related debt, which approximates the effective interest method, and publication costs that are expected to be of benefit to future periods. Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated balance sheets and are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

Other Assets: Other assets include prepaid royalty costs for works and projects that are not expected to be released within the next fiscal year.

Stock-Based Compensation: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation; an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

		2004	2003	2002
Net income (loss) (in thousands):				
As reported		$ 16,165	$ 10,184	$ (49,474)
Less: additional stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		1,781	1,346	365
	Pro forma	$ 14,384	$ 8,838	$ (49,839)
Net income (loss) per share:				
Basic:	As reported	$ 1.12	$ 0.71	$ (3.45)
	Pro forma	$ 1.00	$ 0.62	$ (3.47)
Diluted:	As reported	$ 1.08	$ 0.70	$ (3.41)
	Pro forma	$ 0.96	$ 0.61	$ (3.44)

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

	2004	2003	2002
Expected future dividend payment	$ 0.16	$ —	$ —
Expected stock price volatility	45.2%	39.9 %	35.4%
Risk free interest rate	3.3%	5.0%	5.4%
Expected life of options	9 years	9 years	9 years

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income (Loss): Comprehensive income (loss) generally includes all changes to equity during a period, excluding those resulting from investments by stockholders and distributions to stockholders. Comprehensive income (loss) was the same as net income (loss) for the periods presented.

Statement of Cash Flows: For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less as cash equivalents.

Computation of Net Income (Loss) Per Share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Common and Class B Common shares outstanding during the year. Diluted earnings per share reflect the dilutive effect of stock options outstanding during the period. The following table presents the calculations of earnings per share (in thousands, except per share data):

March 31	2004	2003	2002
BASIC EARNINGS PER SHARE:			
Weighted average shares outstanding	14,404	14,368	14,348
Income from continuing operations	$ 16,295	$ 10,184	$ 7,821
Loss from discontinued operations	(130)	—	(16,862)
Cumulate effect of accounting change	—	—	(40,433)
Net income (loss)	$ 16,165	$ 10,184	$(49,474)
Income per share from continuing operations	$ 1.13	$ 0.71	$ 0.55
Loss per share from discontinued operations	(0.01)	—	(1.18)
Cumulative effect of accounting change	—	—	(2.82)
Net income (loss) per share	$ 1.12	$ 0.71	$ (3.45)
DILUTED EARNINGS PER SHARE:			
Basic weighted average shares outstanding	14,404	14,368	14,348
Dilutive stock options—based on treasury stock method using the average market price	595	228	140
Total shares	14,999	14,596	14,488
Income from continuing operations	$ 16,295	$ 10,184	$ 7,821
Loss from discontinued operations	(130)	—	(16,862)
Cumulative effect of accounting change	—	—	(40,433)
Net income (loss)	$ 16,165	$ 10,184	$(49,474)
Income per share from continuing operations	$ 1.09	$ 0.70	$ 0.54
Loss per share from discontinued operations	(0.01)	—	(1.16)
Cumulative effect of accounting change	—	—	(2.79)
Net income per share	$ 1.08	$ 0.70	$ (3.41)

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements: In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The adoption of this Interpretation had no impact on the Company's consolidated financial statements.

Reclassifications: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.

Note B – Acquisitions

On September 19, 2003, the Company purchased substantially all of the assets of World Bible Publishers ("World") from RiversideWorld, Inc. for approximately $5.3 million. As of December 31, 2003, the Company had paid cash in the amount of $4.6 million and issued credit against accounts receivable from RiversideWorld in the amount of $0.7 million. World primarily publishes Bibles and Christian books. The purchase price has been preliminarily allocated to the net assets acquired, based on their estimated fair values (inventory of $4.2 million and development cost for publication of Bibles of $1.1 million, which will be amortized over a five-year period). This acquisition was accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to this acquisition prior to the closing date. This acquisition did not have a material impact on the consolidated financial statements.

Note C – Discontinued Operations

On November 7, 2001, effective October 31, 2001, the Company completed the sale of the Company's gift business, including substantially all of the assets and certain liabilities of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). Gibson is a designer, marketer and distributor of stationery and memory albums (the Company's former gift product segment). The purchase was consummated at a purchase price of $30.5 million, subject to certain purchase price adjustments, if any (see Note T). This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson in accordance with SFAS No. 142. Gibson generated an operating loss from discontinued operations of $0.8 million and net revenues of $45.7 million in fiscal year 2002. Interest expense allocations to the gift discontinued operations were based on percentage of net assets employed and totaled $1.4 million for fiscal year ended 2002. The Company utilized net proceeds from the sale to pay down existing debt. The accompanying consolidated financial statements reflect the gift business segment as discontinued operations for all periods presented. During fiscal 2004 and 2003, the Company recorded a loss on disposal of $249,000 and $87,000, respectively, to record additional allowances for the disposal of Gibson, primarily the write-down of assets held for sale to its estimated fair value, less costs to sell (see note T).

During December 2000, the Company determined it would dispose of its Ceres Candles operation, a former division of its gift segment. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets, and was headquartered in Hayward, California. This sale was completed in August 2001 for approximately $1.5 million. This sale resulted in a loss on disposal of $0.5 million in fiscal 2002. Through the date of sale, Ceres generated net revenues of $2.5 million during fiscal year 2002. Interest expense allocations to Ceres totaled $0.4 million for fiscal year 2002. During fiscal 2004 and 2003, the Company recorded income on disposal of $41,000 and $33,000, respectively, related to a change in estimate for certain unutilized allowances for the disposal of Ceres.

Effective April 1, 2001, Remuda Ranch was reclassified as a discontinued operation. Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch") operates therapeutic centers in Arizona for women with eating disorders. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, Allocation of Purchase Price to Assets to Be Sold. Remuda Ranch was part of the LEM acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $0.3 million during fiscal 2002. Interest expense allocations to Remuda Ranch totaled $0.2 million in fiscal 2002. The fiscal 2002 operations of Remuda Ranch have been accounted for as discontinued operations and, accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations and cash flows. During fiscal 2003, the Company recorded income on disposal of $54,000 related to a change in estimate for certain unutilized allowances for the disposal of Remuda Ranch.

Note D – Inventories

Inventories consisted of the following at March 31 (in thousands):

	2004	2003
Finished goods	$ 28,000	$ 31,298
Work in process and raw materials	2,341	2,339
	$ 30,341	$ 33,637

Note E – Prepaid Expenses

Prepaid expenses consisted of the following at March 31 (in thousands):

	2004	2003
Royalties	$ 9,155	$ 8,394
Prepaid conference expenses	2,702	2,823
Prepaid production costs	1,257	1,198
Other	904	1,106
	$ 14,018	$ 13,521

Note F – Property, Plant and Equipment

Property, plant and equipment consisted of the following at March 31 (in thousands):

	2004	2003
Land	$ 291	$ 291
Buildings	12,172	11,382
Machinery and equipment	12,036	11,775
Furniture and fixtures	3,873	4,341
Other	2,517	1,330
	30,889	29,119
Less accumulated depreciation and amortization	(17,850)	(17,489)
	$ 13,039	$ 11,630

Depreciation expense was $2.3 million, $2.1 million and $2.6 million for fiscal years 2004, 2003 and 2002, respectively.

Note G – Deferred Charges

Deferred charges consisted of the following at March 31 (in thousands):

	2004	2003
Deferred publication costs	$ 1,492	$ 1,224
Deferred financing charges	262	471
	$ 1,754	$ 1,695

Amortization for deferred charges was $0.2, $0.4 and $0.4 million for fiscal years 2004, 2003 and 2002, respectively.

Note H – Other Assets

Other assets consisted of the following at March 31 (in thousands):

	2004	2003
Prepaid royalties	$ 2,302	$ 2,858
Notes receivable	2,000	2,258
Cash surrender value of life insurance policies	1,907	1,821
Other	216	421
	$ 6,425	$ 7,358

Note I – Goodwill and Intangible Assets

	Gross Carrying Amount	Weighted Average Amortization Period	Accumulated Amortization	Net Carrying Amount
Goodwill				$ 29,304
Intangible assets:				
Amortizable:				
Publishing rights and copyrights	2,944	5	2,584	360
Non-amortizable:				
Publishing rights	500	n/a	—	500
Total intangible assets	$ 3,444		$ 2,584	$ 860

Amortization expense for intangible assets was $88,000, $31,000 and $25,000 for fiscal years 2004, 2003 and 2002, respectively. Estimated amortization expense for the next five years is $75,000 in 2005, 2006, 2007, 2008 and 2009, respectively.

Note J — Accrued Expenses

Accrued expenses consisted of the following at March 31 (in thousands):

	2004	2003
Accrued royalties	$ 4,408	$ 6,374
Accrued compensation	5,530	4,001
Accrued commissions	360	352
Accrued group insurance	692	687
Accrued interest	95	311
Accrued sales and property tax	274	365
Accrued conference expenses	711	633
Other	1,208	1,112
	$ 13,278	$ 13,835

Cash payments for interest were $1.1 million in 2004, $3.1 million in 2003, and $6.6 million in 2002.

Note K – Long-Term Debt:

Long-term debt consisted of the following at March 31 (in thousands):

	2004	2003
Credit facility	$ —	$ 17,000
Senior notes	5,330	8,352
Industrial revenue bonds	—	600
	5,330	25,952
Less current portion	(3,022)	(3,622)
	$ 2,308	$ 22,330

The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 3.5% at March 31, 2004. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends under the Credit Facility. The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2004, the Company had no outstanding balance under the Credit Facility and $65 million available for borrowing. At March 31, 2004, the Company was in compliance with all covenants of the Credit Facility.

The Company has outstanding $5.3 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2004, the Company was in compliance with all covenants of the Senior Notes.

Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

2005	$ 3,022
2006	2,308
	$ 5,330

Note L – Leases:

Total rental expense for operating leases associated with continuing operations, including short-term leases of less than a year, amounted to approximately $2.0 million in 2004, $2.7 million in 2003 and $3.2 million in 2002. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):

2005	$ 1,614
2006	1,089
2007	478
2008	424
2009 and thereafter	886
Total minimum lease payments	$ 4,491

Note M – Stock Plans:

Stock-Based Compensation Plans: The Company's Compensation Committee administers the Company's stock-based compensation plans. The Company accounts for options issued to employees and directors under APB Opinion No. 25 and related interpretations. All options are granted with exercise prices equal to or greater than market value of the Company's Common Stock on the date of grant. As a result, no compensation cost has been recognized.

The Company's 1992 Amended and Restated Employee Stock Incentive Plan (the "Stock Incentive Plan") has expired, except for the outstanding options remaining. The Plan, as amended, authorized grants of options to purchase up to 2,140,000 shares of authorized but unissued common or Class B Common Stock. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards have been granted to employees under this plan. In addition, 140,000 shares of Common Stock were authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of Common Stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan typically vest at a rate of 33 1/3% on the first through third anniversaries of the date of grant, subject to certain performance goals, and vest in full if the executive is employed on the third anniversary of the date of grant, regardless of whether such goals are met.

	Remaining Shares Reserved For Grant	Outstanding Options Common Stock	Outstanding Options Class B Stock	Weighted Average Exercise and Grant Price	Weighted Average Fair Value
1992 Plan					
April 1, 2001	934,991	692,000	420,000	11.16	
Options canceled	391,668	(301,668)	(90,000)	10.86	
Options exercised	–	(22,332)	–		–
Options granted	(573,500)*	573,500	–	7.10	$4.05
March 31, 2002	753,159	941,500	330,000	9.52	
Options canceled	335,000	(10,000)	(325,000)	12.82	
Options exercised	–	(8,666)	–	7.30	
Options granted	(456,000)**	456,000	–	13.62	$7.77
March 31, 2003	632,159	1,378,834	5,000	10.09	
Options canceled	74,868	(74,868)	–	10.69	
Options exercised	–	(91,823)***	–	8.20	
Options granted	(340,000)	340,000	–	11.98	$6.74
Termination of Plan	(367,027)	–	–	–	
March 31, 2004	–	1,552,143	5,000	8.87	

* Includes 220,000 options exercisable as either common or Class B Common Stock.
** Includes 6,684 options exercisable as either common or Class B Common Stock.
*** 1,000 shares returned to Company at market price in lieu of cash to exercise certain options.

The 2003 Stock Incentive Plan ("the Plan"), which was approved at the 2003 Annual Meeting of Shareholders, has 1,000,000 authorized shares of stock. Any number of shares of Common Stock or Class B Common Stock may be awarded under the Plan so long as the total number of shares of stock awarded does not exceed 1,000,000 shares, but no more than 200,000 shares may be issued as Restricted Stock and no more than 500,000 shares may be issued upon exercise of options qualified under Section 422 of the Code (Incentive Stock Options).

	Remaining Shares Reserved For Grant	Outstanding Options Common Stock	Outstanding Options Class B Stock	Weighted Average Exercise and Grant Price	Weighted Average Fair Value
2003 Plan					
Plan implemented	1,000,000	—	—	—	—
Options granted	(300,000)	—	300,000	12.33	$5.55
March 31, 2004	700,000	—	300,000	12.33	
Consolidated Plans	700,000	1,552,143	305,000	10.86	

At March 31, 2004, there were exercisable options outstanding to purchase 479,271 shares of Common Stock and 80,563 shares of Class B Common Stock with a weighted average exercise price of $10.00. As of March 31, 2003, there were exercisable options outstanding to purchase 337,167 shares of Common Stock and 5,000 shares of Class B Common Stock with a weighted average exercise price of $10.09.

At March 31, 2004, the range of exercise prices and weighted average remaining contractual life of outstanding options was $6.95 to $18.38 and 6.8 years, respectively.

1997 Deferred Compensation Plan for Non-Employee Directors: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's Common Stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's Common Stock. During fiscal years 2004, 2003 and 2002, compensation expense in relation to the Deferred Compensation Plan was recorded in the amounts of approximately $0.5 million, $0.1 million and $0.3 million, respectively.

Note N — Retirement Plans

The Company administers the Thomas Nelson, Inc. Savings and Investment Plan ("Company Plan"), which includes employer discretionary ESOP contributions to a stock bonus feature and a 401(k) salary deferral feature. The Company Plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The Company Plan qualifies as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contribution expense under this plan, including matching contributions and discretionary ESOP contributions, totaled $1.0 million, $1.0 million and $0.7 million during fiscal 2004, 2003 and 2002, respectively.

LEM has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with LEM. LEM's contribution to the plan for any year is discretionary. During fiscal 2004 and 2003, LEM matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $16,000, $17,000 and $24,000 during fiscal 2004, 2003 and 2002, respectively.

Note O — Common Stock

Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Facility and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income.

The Company has historically declared and paid a dividend of four cents per share every quarter through the first quarter of fiscal 2002. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common Stock.

On August 22, 2003, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable October 20, 2003, to shareholders of record on October 6, 2003.

On November 20, 2003, the Company's Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable January 19, 2004, to shareholders of record on January 5, 2004.

On February 19, 2004, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable April 19, 2004, to shareholders of record on April 5, 2004.

Note P — Income Taxes

The income tax provision (benefit) is comprised of the following for the fiscal years ended March 31, (in thousands):

	2004	2003	2002
Current:			
U.S. federal	$ 8,300	$ 2,900	$ (7,800)
State	916	168	(929)
Total current	9,216	3,068	(8,729)
Deferred	462	2,810	4,470
Total tax provision (benefit)	$ 9,678	$ 5,878	$ (4,259)
Provision for income taxes from continuing operations	$ 9,756	$ 5,878	$ 4,495
Benefit for income taxes from discontinued operations	(78)	—	(8,754)
Total tax provision (benefit)	$ 9,678	$ 5,878	$ (4,259)

Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The Company maintains a valuation allowance for certain deferred tax assets, which consists primarily of cumulative state tax losses in recent years and contribution carryforwards for which utilization is uncertain due to limited carryforward periods. The valuation allowance decreased $554,000 in fiscal 2004 due to the utilization of charitable contribution carryforwards. The net deferred tax asset is comprised of the following at March 31 (in thousands):

	2004	2003
Deferred tax assets:		
Contributions	$ 94	$ 1,700
Inventory obsolescence allowances	840	985
Bad debt and returns allowances	2,536	2,450
Inventory-unicap tax adjustment	956	793
Advances and prepaid expenses	140	68
Accrued liabilities	357	260
State net operating loss carryforwards	617	—
Valuation allowance	(617)	(1,171)
	4,923	5,085
Deferred tax liabilities:		
Accelerated depreciation and amortization	(1,021)	(721)
Net deferred taxes	$ 3,902	$ 4,364

Reconciliation of income taxes from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows for the fiscal years ended March 31:

	2004	2003	2002
U.S. federal statutory tax rate provision	35.0%	35.0%	34.0%
State taxes on income, net of federal tax effect	2.5%	1.5%	2.5%
Effective tax rate	37.5%	36.5%	36.5%

Cash payments (received) for income taxes were $(11.7) million, $1.8 million and $2.3 million in 2004, 2003 and 2002, respectively.

Long-term taxes payable at March 31, 2004 includes a liability which resulted from an income tax refund of $18.7 million received in April 2003. This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down existing debt. Further, the Company has reduced its current year income tax payments by approximately $2.2 million related to additional tax credits generated by the tax loss realized on the disposal of C.R. Gibson. Until such time that the Company can conclude that the position taken on its income tax returns will ultimately be sustained by the taxing authorities, the refund and the tax credits will be recorded as a tax liability. If the Company's position is sustained, the Company will recognize the refund and the tax credits as income from discontinued operations.

Note Q — Quarterly Results (Unaudited)

Summarized results from continuing operations for each quarter in the fiscal years ended March 31, 2004 and 2003 are as follows (dollars in thousands, except basic per share data):

Quarter:	1st	2nd	3rd	4th
2004				
Net revenues	$ 41,831	$ 63,829	$ 56,047	$ 60,912
Operating income	1,731	11,111	6,932	7,366
Net income	1,057	6,774	3,952	4,512
Net income per share, basic	0.07	0.47	0.28	0.31
2003				
Net revenues	$ 41,171	$ 62,074	$ 53,774	$ 60,198
Operating income	1,509	7,032	4,698	5,687
Net income	324	4,100	2,486	3,274
Net income per share, basic	0.02	0.29	0.17	0.23

Note R — Commitments and Contingencies

The Company has commitments to provide advances to certain authors in connection with products being published by the Company. These commitments totaled approximately $9.2 million at March 31, 2004. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years. The Company also has certain inventory purchase commitments with vendors totaling approximately $26.6 million over the next five years.

On February 3, 2004, the Company received a letter from one of its former customers that has filed for Chapter 11 bankruptcy. It indicated that the Company may have received preference transfers, in the form of cash and returned books, totaling approximately $1.7 million. We are evaluating the notice and intend to vigorously defend the matter. While resolution of this matter is not expected to materially affect the Company's liquidity, if all or a portion of these amounts were to be repaid, it would reduce the Company's net income in the amount of the repayment, net of tax.

The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

Note S — Guarantees

As of March 31, 2004, the Company is listed as the primary tenant on a lease related to discontinued operations that were assumed by the buyers. No amount has been accrued for the Company's potential obligation under these lease agreements. The maximum amount of undiscounted payments the Company would have to make in the event that the new tenants fail to make the required lease payments is $0.8 million at March 31, 2004.

Note T — Related Party Transactions

Effective October 31, 2001, the Company sold the assets of its gift division to CRG Acquisition Corp., now known as C. R. Gibson, Inc., for consideration of $30.5 million, subject to adjustment. At the date of the sale, S. Joseph Moore became the President of C. R. Gibson, Inc. Mr. Moore's employment with the Company terminated at the date of sale; however, he remains a member of the Company's Board of Directors. In connection with the sale transaction, the parties also entered into a Transition Services Agreement whereby the Company provided warehousing, accounting and other administrative services to C.R. Gibson, Inc. The Company received fees under this agreement totaling approximately $3.0 million in fiscal 2002 and approximately $2.3 million in fiscal 2003, until the agreement ended on July 31, 2002. These fees were approximately the same amount as the expenses incurred to provide the services and were recorded as a reduction to selling, general, and administrative expenses in the consolidated statements of operations. During the third quarter of fiscal 2003, the Company settled claims and working capital adjustments related to the sale of the gift assets for total consideration of $2.5 million in favor of C.R. Gibson, Inc., which had been fully accrued as a liability on the consolidated balance sheets.

During the third quarter of fiscal 2003, the Company paid $2.5 million to C.R. Gibson, Inc. for the repurchase of its former distribution center under the terms of a "put option" from the Asset Purchase Agreement for the sale of the Company's former gift segment. This property was sold during fiscal 2004.

Note U — Financial Instruments

The following disclosure of estimated fair value of financial instruments as of March 31, 2004 is made in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2004 and 2003, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and Cash Equivalents	$ 22,780	$ 22,780	$ 1,707	$ 1,707
Long-Term Debt:				
Credit facility	$ - 0 -	$ - 0 -	$ 17,000	$ 17,000
Senior notes	5,330	5,474	8,352	8,616
Industrial revenue bonds	- 0 -	- 0 -	600	600

The carrying values of the cash and cash equivalents approximate the fair value based on the short-term nature of the investment instruments. The fair values of the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Credit Facility and Loan Agreement approximate the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fair value.

Outstanding letters of credit totaled $1.1 million and $1.0 million as of March 31, 2004 and 2003, respectively. The letters of credit guarantee performance to third parties of various trade activities and Workers' Compensation claims. Fair value estimated on the basis of fees paid to obtain the obligations was not material at March 31, 2004 and 2003.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the diverse nature of the Company's customer base.

Note V — Operating Segments

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes items related to discontinued operations.

(in thousands)	Publishing	Conferences	Other	Total
2004				
Net revenues	$ 193,161	$ 29,458	$ —	$ 222,619
Operating income	26,025	1,115	—	27,140
Assets, excluding goodwill	143,510	4,905	2,000	150,415
Goodwill	14,169	15,135	—	29,304
Total assets	157,679	20,040	2,000	179,719
Capital expenditures	3,569	97	—	3,666
Depreciation and amortization	2,028	259	—	2,287
2003				
Net revenues	$ 187,599	$ 29,618	$ —	$ 217,217
Operating income	14,684	4,242	—	18,926
Assets, excluding goodwill	124,299	5,667	3,785	133,751
Goodwill	14,169	15,135	—	29,304
Total assets	138,468	20,802	3,785	163,055
Capital expenditures	4,493	103	—	4,596
Depreciation and amortization	1,808	253	—	2,061
2002				
Net revenues	$ 188,277	$ 27,275	$ —	$ 215,552
Operating income	16,045	518	—	16,563
Assets, excluding goodwill	137,338	6,447	12,300	156,085
Goodwill	14,169	15,135	—	29,304
Total assets	151,507	21,582	12,300	185,389
Capital expenditures	898	241	—	1,139
Depreciation and amortization	1,959	690	—	2,649

No single customer accounted for as much as 10% of consolidated revenues in fiscal 2004, 2003 or 2002. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2004, 2003 and 2002.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Thomas Nelson, Inc.:

We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company's consolidated financial statements as of March 31, 2002 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatement related to reportable segment information in Note V to the consolidated financial statements, in their report dated May 10, 2002. Those auditors' report also included explanatory paragraph with respect to the change in the method of accounting for goodwill and other intangible assets (as discussed in Note A to the consolidated financial statements).

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed above, the Company's 2002 consolidated financial statements were audited by other auditors who have ceased operations. As described in Note V, the Company began disclosing two reportable segments in 2003, and the amounts in the 2002 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2002 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the Company's 2002 consolidated financial statements other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2002 consolidated financial statements taken as a whole.

KPMG LLP

Nashville, Tennessee

May 10, 2004

The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report for the year ended March 31, 2002. This audit report has not been reissued by Arthur Andersen LLP.

To Thomas Nelson, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note A to the consolidated financial statements, upon adoption of a new accounting pronouncement, effective April 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

Arthur Andersen LLP

Nashville, Tennessee

May 10, 2002

(except for Note K, as to which the date is June 28, 2002)

Other Financial Information (unaudited)

The Common Stock and the Class B Common Stock are traded on the NYSE under the symbols "TNM" and "TNMB," respectively. The following table sets forth, for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

	Common Stock		Class B Common Stock		Dividends Declared
	High	Low	High	Low	Per Share
Fiscal 2004					
First Quarter	$ 11.83	$ 8.45	$ 13.45	$ 10.55	$ —
Second Quarter	14.10	11.20	14.00	11.80	.04
Third Quarter	24.13	14.80	23.75	14.50	.04
Fourth Quarter	27.73	20.50	28.00	20.50	.04
					$ .12
Fiscal 2003					
First Quarter	$ 13.80	$ 10.29	$ 13.60	$ 11.00	$ —
Second Quarter	13.57	8.80	13.51	11.00	—
Third Quarter	10.46	5.24	13.00	7.00	—
Fourth Quarter	11.29	8.45	13.95	12.40	—
					$ —

As of June 13, 2004, there were 677 record holders of the Common Stock and 457 record holders of the Class B Common Stock.

Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Facility and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income.

The Company has historically declared and paid a dividend of four cents per share every quarter through the first quarter of fiscal 2002. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common Stock.

On August 22, 2003, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable October 20, 2003, to shareholders of record on October 6, 2003.

On November 20, 2003, the Company's Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable January 19, 2004, to shareholders of record on January 5, 2004.

On February 19, 2004, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable April 19, 2004, to shareholders of record on April 5, 2004.

Purpose

Thomas Nelson's purpose is to publish, produce and market products that honor God and serve humanity, and to enhance shareholder value.

Form 10-K

Copies of the Annual Report on Form 10-K for the fiscal 2004 year, including financial statements and financial statement schedules, as filed with the Securities and Exchange Commission are available from the Company free of charge. Copies of exhibits filed with the Annual Report on Form 10-K will also be available on payment of charges approximating the Company's cost. If you wish a copy of the Form 10-K, or have any questions about the information in this Annual Report, please direct your inquiries to:

Mr. Joe L. Powers
Executive Vice President
Thomas Nelson Inc.
P.O. Box 141000
Nashville, Tennessee 37214-1000
(615) 902-1300

Shareholder Services

Shareholders desiring to change the name, address or ownership of stock, to arrange for direct deposit of dividends, to report lost certificates or to consolidate accounts should contact the Stock Transfer Agent listed below at (800) 568-3476.

Corporate Executive Offices
501 Nelson Place
P.O. Box 141000
Nashville, Tennessee 37214-1000
(615) 889-9000

Stock Transfer Agent
SunTrust Bank, Atlanta
Corporate Trust Department
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476

Life is a progress,
and not a station.

RALPH WALDO EMERSON



THOMAS NELSON PUBLISHERS
Since 1798